                             UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, D.C.  20549


                             SCHEDULE 13G


               UNDER THE SECURITIES EXCHANGE ACT OF 1934

                      (AMENDMENT NO. _________)*


                         Tejas Gas Corporation
-----------------------------------------------------------------
                           (Name of Issuer)


     Depositary Shares (each representing a one-fifth interest in a share of 5.25% Convertible Preferred Stock)
-----------------------------------------------------------------
                    (Title of Class of Securities)


                              879075505
           -------------------------------------------------
                            (CUSIP Number)


Check the following box if a fee is being paid with this statement [X]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and
(2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                          Page 1 of 14 pages
CUSIP No. 879075505               13G               Page 2 of 12 Pages


1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Berger Associates, Inc.  ID No. 13-2750052

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                               (a) [ ]
                                                               (b) [ ]

3    SEC USE ONLY

4    CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

               5    SOLE VOTING POWER

                    -0-

               6    SHARED VOTING POWER

                    100,000 Depositary Shares (each representing a one-fifth interest in a share of 5.25% Convertible Preferred Stock). The beneficial ownership includes 78,570 shares of Common Stock which could be acquired upon conversion of the 5.25%
                    Convertible Preferred Stock

               7    SOLE DISPOSITIVE POWER

                    -0-

               8    SHARED DISPOSITIVE POWER

                    100,000 Depositary Shares (each representing a one-fifth interest in a share of 5.25% Convertible Preferred Stock). The beneficial ownership includes 78,570 shares of Common Stock which could be acquired upon conversion of the 5.25%
                    Convertible Preferred Stock

9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     100,000 Depositary Shares (each representing a one-fifth interest in a share of 5.25% Convertible Preferred Stock). The beneficial ownership includes 78,570 shares of Common Stock which could be acquired upon conversion of the 5.25% Convertible Preferred Stock

10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
     SHARES

     N/A

11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     7.7%

12   TYPE OF REPORTING PERSON

     IA, CO

                          Page 2 of 14 Pages
CUSIP No. 879075505               13G               Page 3 of 12 Pages


1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Berger One Hundred and One Fund, Inc., dba Berger Growth and
     Income Fund, Inc. ID No. 840568306

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                               (a) [ ]
                                                               (b) [ ]
3    SEC USE ONLY

4    CITIZENSHIP OR PLACE OF ORGANIZATION

     Maryland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

               5    SOLE VOTING POWER

                    -0-

               6    SHARED VOTING POWER

                    100,000 Depositary Shares (each representing a one-fifth interest in a share of 5.25% Convertible Preferred Stock). The beneficial ownership includes 78,570 shares of Common Stock which could be acquired upon conversion of the 5.25%
                    Convertible Preferred Stock

               7    SOLE DISPOSITIVE POWER

                    -0-

               8    SHARED DISPOSITIVE POWER

                    100,000 Depositary Shares (each representing a one-fifth interest in a share of 5.25% Convertible Preferred Stock). The beneficial ownership includes 78,570 shares of Common Stock which could be acquired upon conversion of the 5.25%
                    Convertible Preferred Stock

9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     100,000 Depositary Shares (each representing a one-fifth interest in a share of 5.25% Convertible Preferred Stock). The beneficial ownership includes 78,570 shares of Common Stock which could be acquired upon conversion of the 5.25% Convertible Preferred Stock

10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
     SHARES

     N/A

11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     7.7%

12   TYPE OF REPORTING PERSON

     IV, CO

                          Page 3 of 14 Pages
CUSIP No. 879075505               13G               Page 4 of 12 Pages


1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Kansas City Southern Industries, Inc.   ID No. 44-0663509

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                               (a) [ ]
                                                               (b) [X]

3    SEC USE ONLY

4    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

               5    SOLE VOTING POWER

                    -0-

               6    SHARED VOTING POWER

                    -0-

               7    SOLE DISPOSITIVE POWER

                    -0-

               8    SHARED DISPOSITIVE POWER

                    -0-

9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     -0-

10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
     SHARES

     Excludes shares beneficially owned by Berger Associates, Inc. as
     to which beneficial ownership is disclaimed.                  [X]

11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     0%

12   TYPE OF REPORTING PERSON

     HC, CO

                          Page 4 of 14 Pages
SCHEDULE 13G                                              Page 5 of 12
----------------------------------------------------------------------
CUSIP No. 879075505                              Tejas Gas Corporation
----------------------------------------------------------------------
Item 1.

     (a)  Name of Issuer:  Tejas Gas Corporation

     (b)  Address of Issuer's Principal Executive Offices:
          1301 McKinney, Suite 700
          Houston, TX  77010

Item 2.

     (a)  Name of Person Filing:

          (1)  Berger Associates, Inc.
          (2)  Berger One Hundred and One Fund, Inc., dba Berger
               Growth and Income Fund, Inc.
          (3)  Kansas City Southern Industries, Inc.

     (b)  Address of Principal Business Office:

          (1)  Berger Associates, Inc.:
               210 University Boulevard, Suite 900
               Denver, Colorado  80206

          (2)  Berger One Hundred and One Fund, Inc., dba Berger
               Growth and Income Fund, Inc.
               210 University Boulevard, Suite 900
               Denver, Colorado  80206

          (3)  Kansas City Southern Industries, Inc.
               114 West 11th Street
               Kansas City, MO  64105

     (c)  Citizenship:

          (1)  Berger Associates, Inc.:  Delaware

          (2)  Berger One Hundred and One Fund, Inc., dba Berger
               Growth and Income Fund, Inc.:  Maryland

          (3)  Kansas City Southern Industries, Inc.:  Delaware

     (d) Title of Class of Securities: Depositary Shares (each representing a one-fifth interest in a share of 5.25% Convertible Preferred Stock; shares of 5.25% Convertible Preferred Stock are convertible into shares of Common Stock at any time at the holder's option)

     (e)  CUSIP Number:  879075505

                          Page 5 of 14 Pages
SCHEDULE 13G                                              Page 6 of 12
----------------------------------------------------------------------
CUSIP No. 879075505                              Tejas Gas Corporation
----------------------------------------------------------------------

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

     (a)  ____ Broker or Dealer registered under Section 15 of the Act
     (b)  ____ Bank as defined in section 3(a)(6) of the Act
     (c)  ____ Insurance Company as defined in section 3(a)(19) of the
               Act
     (d)   X   Investment Company registered under section 8 of the
          ---- Investment Company Act/1/
     (e)   X   Investment Adviser registered under section 203 of the
          ---- Investment Advisers Act of 1940/2/
     (f)  ____ Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income
               Security Act of 1974 or Endowment Fund; see
               section 240.13d-1(b)(1)(ii)(F)
     (g)   X   Parent Holding Company, in accordance with section
          ---- 240.13d-1(b)(1)(ii)(G) (Note:  See Item 7)/3/
     (h)  ____ Group, in accordance with section
               240.13d-1(b)(1)(ii)(H)

Item 4.   Ownership

     (a)  Amount Beneficially Owned:

          (1)  Berger Associates, Inc.:
                                           100,000 Depositary Shares*
                                           -------------------------
               *Each representing a one-fifth interest in a share of 5.25% Convertible Preferred Stock. The beneficial ownership includes 78,570 shares of Common Stock which could be acquired upon conversion of the 5.25% Convertible Preferred Stock. The filing of this statement shall not be construed as an admission that Berger Associates,

----------------------------
/1/  Berger One Hundred and One Fund, Inc., dba Berger Growth and
     Income Fund, Inc., is a registered investment company.

/2/  Berger Associates, Inc. is a registered investment adviser.

/3/ Kansas City Southern Industries, Inc. ("KCSI") is the parent holding company of Berger Associates, Inc. KCSI owns approxi-mately 80% of Berger Associates, Inc. and is filing this statement solely as a result of such stock ownership which may be deemed to give KCSI control over Berger Associates, Inc.

                          Page 6 of 14 Pages
SCHEDULE 13G                                              Page 7 of 12
----------------------------------------------------------------------
CUSIP No. 879075505                              Tejas Gas Corporation
----------------------------------------------------------------------

               Inc. is, for purposes of Sections 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of any securities covered by this statement.

               Berger Associates, Inc. is a registered investment adviser which furnishes investment advice to five mutual funds and to individual and institutional clients. The mutual funds, The One Hundred Fund, Inc., the Berger One Hundred and One Fund, Inc., dba Berger Growth and Income Fund, Inc., the Berger Small Company Growth Fund, a portfolio of the Berger Investment Portfolio Trust, the New England Star Advisers Fund, a series of New England Funds Trust I, and the Berger Capital Growth Portfolio, a series of American Skandia Trust (collectively, the "Funds") are open-end management investment companies registered under the Investment Company Act of 1940.

               As a result of its role as investment adviser or sub-adviser to the Funds, Berger Associates, Inc. may be deemed to be the beneficial owner of securities held by such funds.

          (2) Berger One Hundred and One Fund, Inc., dba Berger Growth and Income Fund, Inc.:
                                            100,000 Depositary Shares*
                                            -------------------------
               *Each representing a one-fifth interest in a share of 5.25% Convertible Preferred Stock. The beneficial ownership includes 78,570 shares of Common Stock which could be acquired upon conversion of the 5.25% Convertible Preferred Stock.

          (3)  Kansas City Southern Industries, Inc.:              0**
                                                              ------

               **Kansas City Southern Industries, Inc. ("KCSI") does not own of record any Depositary Shares (each representing a one-fifth interest in a share of 5.25% Convertible Preferred Stock) ("Depositary Shares") or Common Stock of Tejas Gas Corporation, it has not engaged in any transaction in Tejas Gas Corporation Depositary Shares or Common Stock, and it does not exercise any voting or investment power over any Depositary Shares or Common Stock of Tejas Gas Corporation. All shares reported herein have

                          Page 7 of 14 Pages
SCHEDULE 13G                                              Page 8 of 12
----------------------------------------------------------------------
CUSIP No. 879075505                              Tejas Gas Corporation
----------------------------------------------------------------------

               been acquired by Berger Associates, Inc.'s mutual fund clients and KCSI specifically disclaims beneficial ownership over any Depositary Shares or Common Stock of Tejas Gas Corporation.

               Accordingly, the filing of this statement shall not be construed as an admission that KCSI is, for purposes of Sections 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of any securities covered by this statement.

     (b)  Percent of Class:

          (1)  Berger Associates, Inc.:                         7.7%*
                                                                ---
               *The filing of this statement shall not be construed as an admission that Berger Associates, Inc. is, for purposes of Sections 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of any securities covered by this statement.

          (2)  Berger One Hundred and One Fund, Inc.,
               dba Berger Growth and Income Fund, Inc.:         7.7%
                                                                ---

          (3)  Kansas City Southern Industries, Inc.            0.0%**
               ** See Item 4(a)(3).                             ---

     (c)  Number of shares as to which such person has:

          (1)  Berger Associates, Inc.:

                     (i) sole power to vote or to direct the vote

                                   0
                              ------

                    (ii) shared power to vote or to direct the vote

                              100,000 Depositary Shares***
                              -------------------------
                         ***Each representing a one-fifth interest in a share of 5.25% Convertible Preferred Stock. The beneficial ownership includes 78,570 shares of Common Stock which could be acquired upon conversion of the 5.25%
                         Convertible Preferred Stock.

                   (iii) sole power to dispose or to direct the
                         disposition of

                                   0
                              ------

                          Page 8 of 14 Pages
SCHEDULE 13G                                              Page 9 of 12
----------------------------------------------------------------------
CUSIP No. 879075505                              Tejas Gas Corporation
----------------------------------------------------------------------

                    (iv) shared power to dispose or to direct the
                         disposition of

                              100,000 Depositary Shares*
                              -------------------------

          (2)  Berger One Hundred and One Fund, Inc., dba Berger
               Growth and Income Fund, Inc.:

                     (i) sole power to vote or to direct the vote

                                   0
                              ------

                    (ii) shared power to vote or to direct the vote

                              100,000 Depositary Shares*
                              -------------------------

                   (iii) sole power to dispose or to direct the
                         disposition of

                                   0
                              ------

                    (iv) shared power to dispose or to direct the
                         disposition of

                              100,000 Depositary Shares
                              -------------------------
                         *Each representing a one-fifth interest in a share of 5.25% Convertible Preferred Stock. The beneficial ownership includes 78,570 shares of Common Stock which could be acquired upon conversion of the 5.25%
                         Convertible Preferred Stock.

          (3)  Kansas City Southern Industries, Inc.

                     (i) sole power to vote or to direct the vote

                                   0
                              ------

                    (ii) shared power to vote or to direct the vote

                                   0**
                              ------

                   (iii) sole power to dispose or to direct the
                         disposition of

                                   0
                              ------

                    (iv) shared power to dispose or to direct the
                         disposition of

                                   0**
                              ------

                         **See Item 4(a)(3).

                          Page 9 of 14 Pages
SCHEDULE 13G                                             Page 10 of 12
----------------------------------------------------------------------
CUSIP No. 879075505                              Tejas Gas Corporation
----------------------------------------------------------------------

Item 5.   Ownership of Five Percent or Less of a Class

          N/A

Item 6.   Ownership of More than Five Percent on Behalf of Another
          Person

          Berger One Hundred and One Fund, Inc., dba Berger Growth and Income Fund, Inc., has the right to receive all dividends from, and the proceeds from the sale of, the securities held in its account.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent
          Holding Company

          This statement has been filed jointly by KCSI (parent holding company) and Berger Associates, Inc. (its registered investment adviser subsidiary) and information relating to Berger Associates, Inc. has been included herein.

Item 8.   Identification and Classification of Members of the Group

          N/A

Item 9.   Notice of Dissolution of Group

          N/A

Item 10.  Certification

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                          Page 10 of 14 Pages
SCHEDULE 13G                                             Page 11 of 12
----------------------------------------------------------------------
CUSIP No. 879075505                              Tejas Gas Corporation
----------------------------------------------------------------------

                               SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                   BERGER ASSOCIATES, INC.:


                                   February 9, 1996
                                   -----------------------------------
                                   Date


                                   Kevin R. Fay
                                   -----------------------------------
                                   Signature


                                   Kevin R. Fay, Vice President -
                                   Finance and Administration
                                   -----------------------------------
                                   Name/Title


                                   BERGER ONE HUNDRED AND ONE FUND,
                                   INC., dba BERGER GROWTH AND INCOME
                                   FUND, INC.


                                   February 9, 1996
                                   -----------------------------------
                                   Date


                                   Kevin R. Fay
                                   -----------------------------------
                                   Signature


                                   Kevin R. Fay, Vice President,
                                   Secretary and Treasurer
                                   -----------------------------------
                                   Name/Title


                          Page 11 of 14 Pages
SCHEDULE 13G                                             Page 12 of 12
----------------------------------------------------------------------
CUSIP No. 879075505                              Tejas Gas Corporation
----------------------------------------------------------------------

                                   KANSAS CITY SOUTHERN INDUSTRIES,
                                   INC.


                                   February 9, 1996
                                   -----------------------------------
                                   Date


                                   Dan R. Carpenter
                                   -----------------------------------
                                   Signature


                                   Dan R. Carpenter,
                                   Vice President-Finance and Tax
                                   -----------------------------------
                                   Name/Title


                          Page 12 of 14 Pages

                             EXHIBIT INDEX
                             -------------

Exhibit            Document                       Page No.

A              Joint Filing Agreement                14


                          Page 13 of 14 Pages